Filed Pursuant to Rule 424(b)(3)

Registration No. 333-169345

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 4 DATED JANUARY 13, 2012
TO THE PROSPECTUS DATED JULY 5, 2011

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated July 5, 2011, Supplement No. 1 dated August 18, 2011, Supplement No. 2 dated October 28, 2011, and Supplement No. 3 dated November 15, 2011.  Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose the following:

•                  the status of our public offering;

•                  the declaration of distributions for January, February, and March 2012;

•                  the renewal of our advisory management agreement;

•                  the acquisition of a 345-unit garden style multifamily community in Memphis, Tennessee and related financing;

•                  the disposition of a corporate headquarters and industrial warehouse facility in Ontario, California;

•                  the disposition of a 408-unit multifamily complex in Fort Myers, Florida; and

•                  updates regarding recent developments of other Behringer Harvard sponsored programs.

Status of the Offering

On July 5, 2011, our current follow-on public offering of common stock commenced.  Through December 28, 2011, including our initial public offering which ended July 3, 2011, we had accepted investors’ subscriptions for and issued approximately 23.9 million shares of our common stock pursuant to the primary portion of such offerings, resulting in aggregate gross proceeds of approximately $238.3 million.  As of December 28, 2011, approximately 49.4 million shares of our common stock remain available for sale in our primary offering, and approximately 24.6 million shares of our common stock remain available for issuance under our distribution reinvestment plan.  We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

Distributions Declared for the First Quarter of 2012

On December 14, 2011, our board of directors authorized distributions payable to the stockholders of record each day for January 1, 2012 through March 31, 2012.  Distributions payable to each stockholder of record are paid in cash on or before the 16th day of the following month.  The declared distributions equal a daily amount of $0.0013699 per share of common stock.  If this rate were paid each day for a 365-day period, it would equal a 5.0% annualized rate based on a purchase price of $10.00 per share.  A portion of each distribution may constitute a return of capital for tax purposes.  There is no assurance that we will continue to declare daily distributions at this rate or at all.

Renewal of Third Amended and Restated Advisory Management Agreement

On December 14, 2011, we renewed the Third Amended and Restated Advisory Management Agreement (the “Advisory Agreement”) between us and our advisor, Behringer Harvard Opportunity Advisors II, LLC.  The renewed Advisory Agreement is effective as of January 4, 2012 for a term of one year; however, either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days’ written notice.  The terms of the Advisory Agreement remain unchanged from the terms of the agreement in effect through January 3, 2012.

Acquisition and Financing of Arbors Harbor Town

On December 20, 2011, we, through a joint venture (the “Arbors Joint Venture”) formed between our indirect wholly owned subsidiary and Harbor Town Apartments (“Harbor Town”), an unaffiliated third party, acquired a 345-unit garden style multifamily community currently known as Arbors Harbor Town Apartments (“Arbors Harbor Town”) located in Memphis, Tennessee from Arbors of Harbor Town Joint Venture, an unaffiliated third party.  The purchase price for Arbors Harbor Town, excluding closing costs, was $31.5 million, of which $5.5 million was paid in cash and the remaining $26 million was provided by a mortgage loan from Red Mortgage Capital, LLC, an unaffiliated third party, as lender (the “Loan”).  The cash consideration paid for our interest was approximately $5.2 million, excluding closing costs, which we funded with proceeds from our initial public offering of common stock.

In connection with the acquisition of Arbors Harbor Town, on December 20, 2011, the Arbors Joint Venture entered into the Loan for $26 million.  The Loan bears interest at a fixed annual rate of 3.985%. Beginning February 1, 2012 through January 1, 2014, monthly payments of accrued and unpaid interest are required.  Beginning February 1, 2014, and continuing until the maturity date, monthly principal and interest payments of $123,903 are required, with any unpaid principal and interest due on the maturity date of January 1, 2019.  The Loan may be prepaid in its entirety, provided that if prepayment is made prior to December 31, 2016, a prepayment premium is required.  The Loan is secured by the assets of Arbors Harbor Town, including the land, fixtures, improvements, contracts, leases, rents, and reserves.  The Loan is non recourse to us except that we, as guarantor, are subject to certain recourse liabilities with respect to certain customary non recourse carveouts as set forth in the guaranty in favor of Red Mortgage Capital, LLC.

We hold a 94% ownership interest in the Arbors Joint Venture and Harbor Town holds the remaining 6% interest plus a promoted interest after our receipt of a preferred return based on our capital contribution.  Harbor Town is the managing member of the Arbors Joint Venture and has the authority to conduct the business and affairs of the Arbors Joint Venture subject to our approval of all major decisions.  In the event that we and Harbor Town cannot agree on a major decision or in the event of a default, either member of the Arbors Joint Venture may initiate buy/sell procedures with respect to their ownership interests in the Arbors Joint Venture.

Arbors Harbor Town is situated on approximately 14.7 acres and features three swimming pools, lighted tennis courts, and a 24-hour fitness facility.  The property, which was constructed in 1991, contains approximately 335,000 square feet of rental area and has an average unit size of approximately 960 square feet.  As of December 19, 2011, Arbors Harbor Town was approximately 96% leased and the average effective monthly rental rate per unit was approximately $1,016.

We believe that Arbors Harbor Town is suitable for its intended purpose and adequately covered by insurance.  We intend to make approximately $2.6 million of interior and exterior improvements to the property.  We expect to fund these renovations and improvements with proceeds from the Loan and our public offerings of common stock.  Arbors Harbor Town is located in a submarket where there are a number of comparable properties that might compete with it.

Disposition of Archibald Business Center

On December 22, 2011, we sold a corporate headquarters and industrial warehouse facility containing approximately 231,000 square feet situated on an 11 acre site located in Ontario, California (“Archibald Business Center”), in which we owned an 80% interest.  The contract sales price for Archibald Business Center was $15 million, resulting in cash sales proceeds to us of approximately $5.3 million.  A portion of the proceeds from the sale were used to fully satisfy the outstanding indebtedness on the property of $6.1 million.

Disposition of the Palms of Monterrey

On January 5, 2012, we sold a 408-unit multifamily complex situated on a 28-acre site located in Fort Myers, Florida (the “Palms of Monterrey”), in which we owned a 90% interest.  The contract sales price for Palms of Monterrey was $39.3 million, excluding transaction costs, resulting in cash sales proceeds to us of approximately $14.1 million.  A portion of the proceeds from the sale of the asset were used to fully satisfy the existing indebtedness of $19.7 million associated with the property.

Prior Performance Summary

Recent Developments

The following information supersedes and replaces the similar information contained in the ‘‘Prior Performance Summary—Recent Developments’’ section of the prospectus:

Adverse Effects of Economic Downturn on Prior Programs and Value Preservation Efforts

The information in this subsection is designed to update investors regarding other Behringer Harvard sponsored programs.  Due to the challenging real estate market, credit market, and general economic conditions over the past few years, most of this information relates to adverse developments.  The economic crisis, which began with the collapse of residential subprime credit markets and continued through an overall crisis in, and freeze of, the credit markets toward the end of 2008, followed by unemployment and economic declines unprecedented in the last 70 years, the recent downgrade of the U.S. government’s credit rating, and turmoil in the European markets, has had severely negative effects across substantially all commercial real estate.  As the industry has been affected, Behringer Harvard sponsored investment programs that substantially completed their primary equity offerings at or prior to the end of 2008 have been adversely affected by the disruptions to the economy generally and the real estate market.  These economic conditions have adversely affected the financial condition of many of these programs’ tenants and lease guarantors, resulting in tenant defaults or bankruptcies.  Further, lowered asset values, as a result of declining occupancies, reduced rental rates, and greater tenant concessions and leasing costs, have reduced investor returns in these investment programs because these factors not only reduce current return to investors but also negatively impact the ability of these investment programs to refinance or sell their assets and to realize gains thereon.

In response to these economic stresses, these Behringer Harvard sponsored investment programs have altered their overall strategies from acquisition and growth to focusing on capital conservation, debt extensions and restructurings, reduction of operating expenses, management of lease renewals and re-tenanting, declining occupancies and rental rates, and increases in tenant concessions and leasing costs.  Identified and described below are trends regarding the consequences of the current economic environment affecting certain characteristics of these other investment programs.  These trends provide additional information as to the consequences of the current economic conditions on real estate investment programs of the type sponsored by Behringer Harvard, many of which consequences may affect us.

Distributions and Redemptions.    Behringer Harvard Mid-Term Value Enhancement Fund I previously paid monthly distributions at a 6% annualized rate (all distribution rate calculations herein assume a per unit or share purchase price of $10.00).  As a result of the sale described below, the general partners reduced the normal distributions to a 3% annualized rate effective June 1, 2010.  While its remaining portfolio liquidation may be delayed because of current economic challenges, Behringer Harvard Mid-Term Value Enhancement Fund I is operating with a view to provide capital returns to its investors through the sale of its assets.  On April 15, 2010, it sold the second of its six office properties from its original portfolio.  The general partners determined to distribute virtually all of the net proceeds of the sale to the limited partners of record as of May 17, 2010 via a special distribution of $0.63 per unit on May 25, 2010.  On February 16, 2011, in accordance with a plan of liquidation, Behringer Harvard Mid-Term Value Enhancement Fund I transferred its assets to a liquidating trust, and the Behringer Harvard Mid-Term Value Enhancement Liquidating Trust, as successor in interest, discontinued the payment of monthly distributions.  Now in its final disposition phase, the terms of the liquidating trust agreement contemplate that the liquidating trust will make special cash distributions to beneficiaries, as opposed to the payment of monthly distributions, including in connection with the disposition of its remaining assets, to the extent that such cash will not be needed to provide for the liabilities (including contingent liabilities) assumed by the liquidating trust.  On May 26, 2011, Behringer Harvard Mid-Term Value Enhancement Liquidating Trust sold the third of its six office properties from its original portfolio.  The managing trustee determined to distribute virtually all of the net proceeds of the sale to the beneficial interest unitholders of record as of the close of business on July 15, 2011 via a special distribution of approximately $1.22 per outstanding unit of beneficial interest.  On October 26, 2011, Behringer Harvard Mid-Term Value Enhancement Liquidating Trust sold the fourth of its six office properties from its original portfolio.  The managing trustee determined to distribute approximately one-half of the net proceeds of the sale to the beneficial interest unitholders of record as of the close of business on November 1, 2011 via a special distribution of approximately $0.38 per outstanding unit of beneficial interest.

Behringer Harvard REIT I lowered its annualized distribution rate for its monthly distributions from 6.5% to 3.25% beginning in April 2009 and to 1% beginning in May 2010.  Behringer Harvard REIT I has indicated that its focus in the current environment is on capital preservation, that it can provide no assurances that the level of its distributions are sustainable and that it may pay some or all of its distributions from sources other than cash flows from operating activities.  Behringer Harvard Opportunity REIT I moved from monthly to quarterly distributions beginning with the second quarter of 2009 and lowered its annualized distribution rate from 3% to 1% beginning with its distribution for the first quarter of 2010.  Behringer Harvard Opportunity REIT I has entered its disposition phase, and as such, has ceased regular recurring distributions beginning with the first quarter of 2011 in favor of those that may arise from proceeds available to be distributed from the sale of its assets after satisfying debt obligations.  The regular distributions of Behringer Harvard Short-Term Opportunity Fund I were discontinued beginning with the third quarter of 2009, and the company has entered into its disposition phase.  In response to increasing prices and decreasing current yields for multifamily communities, Behringer Harvard Multifamily REIT I lowered its annualized distribution rate from 7% to 6% beginning in September 2010.  In March 2009, to conserve capital, Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I suspended their share redemption programs except for redemptions requested by stockholders by reason of death, disability, or confinement to long-term care.  Behringer Harvard REIT I further limited such redemptions to no more than $4.25 million in 2011, or $1,062,500 per redemption period (once per quarter).  Behringer Harvard REIT I has set a funding limit for redemptions in 2012 of the lesser of $1 million or 220,000 shares per quarter.  Behringer Harvard REIT I has stated that it may further limit or suspend redemptions, particularly if participation in the DRP decreases and fewer proceeds are generated from DRP sales.  In January 2011, Behringer Harvard Opportunity REIT I suspended its share redemption program for all requests until further notice.  In connection with their announcements of their intention to enter their portfolio liquidation phase in December 2006, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I terminated their redemption programs.

The economic crisis has also negatively impacted the operating performance of Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I, and Behringer Harvard Short-Term Opportunity Fund I.  Cash flow from operating activities has been insufficient to fund both the net cash required to fund distributions and the capital requirements of their properties.  As a result, portions of the net cash required for distributions and capital expenditures of these programs were funded from their cash on hand, including proceeds from borrowings.

Estimated Valuations.    Behringer Harvard Mid-Term Value Enhancement I announced an estimated valuation as of December 31, 2009 of $7.09 per limited partner unit, which was adjusted to $6.46 as a result of the special distribution described above.  As of December 31, 2010, the estimated valuation was determined to be $5.05 per unit, which has been adjusted to $3.45 as a result of the special distributions described above.  Behringer Harvard Short-Term Opportunity Fund I announced estimated valuations of its limited partner units of $6.45 per unit as of December 31, 2009, $6.48 per unit as of December 31, 2010, and $0.40 as of December 29, 2011.  Behringer Harvard Opportunity REIT I announced estimated valuations of its common stock of $8.17 per share as of June 22, 2009, $8.03 per share as of December 31, 2009, $7.66 per share as of December 31, 2010, and $4.12 per share as of December 20, 2011.  Behringer Harvard REIT I announced estimated valuations of its common stock of $4.25 per share as of May 17, 2010, $4.55 per share as of December 31, 2010, and $4.64 per share as of December 31, 2011.  These units or shares were originally sold in their respective best efforts public offerings for a gross offering price of $10.00.

As with any valuation methodology, the valuation methodologies used by the Behringer Harvard sponsored investment programs utilize a number of estimates and assumptions.  Parties using different assumptions and estimates could derive a different estimated value and these differences could be significant.  The estimated values per share or unit were adopted pursuant to the specific valuation policies of these investment programs and do not represent the fair value of the shares or units calculated in accordance with GAAP or the price at which such shares or units would trade on a national securities exchange.  The valuation policies and the announcements of estimated values for these programs should be reviewed for additional information and limitations.

Waiver or Deferral of Fees and Expenses.    Behringer Harvard Holdings and its affiliates have from time to time, voluntarily when they have perceived circumstances to warrant it, waived or deferred fees and expenses due to them from their sponsored investment programs.  In 2010 and 2011, affiliates of Behringer Harvard Holdings agreed to defer asset management fees accruing during the months of May 2010 through March 2011 and all debt financing fees, expense reimbursements and property management oversight fees accruing during the months of July 2010 through March 2011 owed by Behringer Harvard Opportunity REIT I.  Effective January 1, 2012, an affiliate of Behringer Harvard Holdings reduced the monthly asset management fee payable by Behringer Harvard Opportunity REIT I, Inc. from one-twelfth of 0.75% of aggregate asset value to one-twelfth of 0.60% of aggregate asset value.

In November 2011, affiliates of Behringer Harvard Holdings agreed to waive asset management fees of approximately $102,000 and waive reimbursement of certain operating expenses owed by Behringer Harvard Multifamily REIT I.  In August 2011, affiliates of Behringer Harvard Holdings agreed to waive asset management fees of approximately $55,000 and waive reimbursement of certain operating expenses of approximately $115,000 owed by Behringer Harvard Multifamily REIT I.  Also in 2011, affiliates of Behringer Harvard Holdings agreed to defer the reimbursement of organization and offering expenses due and payable to them from Behringer Harvard Multifamily REIT I through September 2, 2011 and waived certain debt financing fees of approximately $258,500 and certain asset management fees of approximately $43,300 owed by Behringer Harvard Multifamily REIT I.  In May 2011, affiliates of Behringer Harvard Holdings agreed to waive certain asset management fees of approximately $24,100 and waive reimbursement of certain operating expenses owed by Behringer Harvard Multifamily REIT I.  In July 2010, Behringer Harvard Multifamily REIT I and its advisor, in order to provide more support for its distributions, revised the asset management fee so that the amount of the fee is dependent upon Behringer Harvard Multifamily REIT I’s performance with respect to reaching a modified funds from operations coverage amount per quarter of fifteen cents per share of its common stock.  As modified, rather than being a monthly fee equal to one-twelfth of 0.75% of the sum of the higher of the cost or value of its assets, effective July 1, 2010, the asset management fee is currently a monthly fee equal to one-twelfth of 0.50% of the higher of the cost or value of such assets but will increase as the modified funds from operations coverage amount increases.

In the nine months ended September 30, 2011, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $4.9 million owed by Behringer Harvard REIT I; asset management fees, reimbursement of operating expenses, and reimbursement of administrative services expenses of approximately $40,000, $3.4 million, and $0.2 million, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I; and property management oversight fees, asset management fees, and reimbursement of operating expenses of approximately $164,000, $221,000, and $1.1 million, respectively, owed by Behringer Harvard Strategic Opportunity Fund II (a privately offered program).

In addition, for 2010, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $8.9 million owed by Behringer Harvard REIT I; asset management fees and reimbursement of operating expenses of approximately $65,000 and $7 million, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I; asset management fees and reimbursement of operating expenses of approximately $146,000 and $617,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I (a privately offered program); and property management oversight fees, asset management fees, acquisition fees and reimbursement of operating expenses of approximately $176,000, $314,000, $71,000 and $1.3 million, respectively, owed by Behringer Harvard Strategic Opportunity Fund II.

For the fiscal year ended December 31, 2009, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $7.5 million owed by Behringer Harvard REIT I; asset management fees and reimbursement of operating expenses of approximately $31,000 and $300,000, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I; asset management fees and reimbursement of operating expenses of approximately $70,000 and $187,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I; and asset management fees and reimbursement of operating expenses of approximately $172,000 and $161,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II.  In addition, affiliates of Behringer Harvard Holdings waived property management oversight fees of approximately $161,000 owed by Behringer Harvard Strategic Opportunity Fund II.

In 2008, affiliates of Behringer Harvard Holdings waived asset management fees of approximately $566,000 owed by Behringer Harvard Strategic Opportunity Fund I and asset management fees of approximately $892,000 owed by Behringer Harvard Strategic Opportunity Fund II.  The results of operations and distributions from these programs shown in the Prior Performance Tables would have been lower without such arrangements.  There is no assurance that Behringer Harvard Holdings or its affiliated entities will waive or defer fees or expenses due from its sponsored investment programs in the future.

Impairments.    Under GAAP, Behringer Harvard sponsored investment programs consider the applicability of any financial statement impairments of the assets that they own.  Behringer Harvard REIT I recognized impairments of approximately $21.1 million, $259.1 million and $87.8 million during fiscal years ended December 31, 2008, 2009, and 2010, respectively, and approximately $89 million during the nine months ended September 30, 2011.  Behringer Harvard Opportunity REIT I recognized impairments of approximately $19.4 million, $15.5 million, and $31.5 million during the fiscal years ended December 31, 2008, 2009 and 2010, respectively, and approximately $22.3 million during the nine months ended September 30, 2011.  Behringer Harvard Opportunity REIT I recognized a $5.3 million provision for loan losses related to its Royal Island loan and equity in losses of its unconsolidated joint venture of $37.9 million for the nine months ended September 30, 2011.  It also recognized a $5 million loss on troubled debt restructuring for the year ended December 31, 2010 related to the contribution of a mezzanine loan to obtain the fee simple interest in the Tanglewood at Voss property.  In addition, Behringer Harvard Opportunity REIT I recorded a reserve for loan losses totaling $11.1 million, including $7.1 million recognized as a provision to loan losses during 2010.

Behringer Harvard Mid-Term Value Enhancement Fund I recognized an asset impairment of approximately $0.4 million during the first quarter of 2010 for a property that was later sold and recognized an asset impairment of approximately $1.4 million during the third quarter of 2010 for a property that was later sold.  Also, for the years ended December 31, 2008, 2009 and 2010, Behringer Harvard Short-Term Opportunity Fund I recognized inventory valuation adjustments of approximately $16.8 million, $0.5 million and $1.9 million, respectively.  For the nine months ended September 30, 2011, Behringer Harvard Short-Term Opportunity Fund I recognized an inventory valuation adjustment of $21.5 million.  Behringer Harvard Short-Term Opportunity Fund I also recorded impairment charges of $5.1 million during the year ended December 31, 2010 and $21.3 million during the nine months ended September 30, 2011.  In addition, Behringer Harvard Strategic Opportunity Fund I recognized asset impairments of $1.6 million for the fiscal year ended December 31, 2010.  Behringer Harvard Strategic Opportunity Fund II recognized asset impairments of approximately $3.2 million, $1.8 million, and $0.6 million for the fiscal years ended December 31, 2008, 2009 and 2010, respectively.  In addition, Behringer Harvard Strategic Opportunity Fund II recognized asset impairments of $30.4 million for the nine months ended September 30, 2011.

Financings.    The turbulent financial markets and disruption in the banking system, as well as the nationwide economic downturn, resulted in a severe lack of credit, rising costs of any debt that is available, and reluctance by lenders to lend as large a percentage of debt to equity as in prior periods.  These market disruptions have adversely affected all of the Behringer Harvard investment programs that substantially completed their equity offerings at or prior to the end of 2008 (except Behringer Harvard Mid-Term Value Enhancement Fund I, which incurred no debt).  These investment programs have experienced loan maturities that have not been refinanced or that have been refinanced at reduced values requiring additional collateral or equity and/or at higher interest rates or loan defaults related to certain of their assets.  These programs are working with their lenders to replace, extend, or restructure debt arrangements as they mature or to purchase or pay off the debt at discounted amounts and to otherwise manage their debt arrangements to preserve value for their investors, although there is no assurance that they will be able to retain all of their assets as mortgage loans mature.

To date, certain investment programs have had substantial success in these activities.  For example, in February 2010, Behringer Harvard REIT I completed a discounted purchase of the approximately $42.8 million note secured by its 1650 Arch Street property located in Philadelphia, Pennsylvania, resulting in a gain on the extinguishment of debt of approximately $9.1 million.  However, with respect to five of its assets, Behringer Harvard REIT I was unable to negotiate a satisfactory restructuring or debt purchase and transferred the related property to the mortgage lender pursuant to a deed-in-lieu of foreclosure or a foreclosure.  As of September 30, 2011, Behringer Harvard REIT I was in default or had events of default on non-recourse property loans secured by five of its properties with a combined outstanding balance of approximately $158.3 million.  There are two additional non-recourse loans totaling approximately $100.1 million that need to be modified in the near future in order to justify further investment, which may have imminent defaults or events of default.

As of September 30, 2011 Behringer Harvard Opportunity REIT I was in default or had reached maturity on $26.7 million of its loans with additional maturities occurring in the near term.  For Behringer Harvard Opportunity REIT I, the construction loan in the amount of approximately $38 million associated with GrandMarc at Westberry Place was refinanced in December 2009.  The maturity date of the refinanced loan is January 1, 2020.  Also in December 2009, the construction loan in the amount of approximately $27.3 million associated with GrandMarc at the Corner was refinanced.  The maturity date of the refinanced loan was January 1, 2020.  On October 22, 2010, Behringer Harvard Opportunity REIT I sold the GrandMarc at the Corner property to an unaffiliated third party.  In November 2009, Behringer Harvard Opportunity REIT I reached an agreement with the lender to extend the $24.5 million land tranche of the loan associated with the Frisco Square investment until July 28, 2011.  Effective July 28, 2011, Behringer Harvard Opportunity REIT I entered into a six-month extension agreement with the lender of the Frisco Square notes payable through January 28, 2012.  On August 5, 2010, Behringer Harvard Opportunity REIT I, concurrently with entering into two new joint ventures with Digital Realty Trust, Inc., a publicly traded REIT, reached an agreement with the lender to replace the original loans in the aggregate amount of $52.5 million associated with the Santa Clara Data Center investment that matured on June 9, 2010.  The joint ventures paid down the original loans’ balance by an aggregate of $7 million.  The original loans were severed and replaced by new loan agreements with an aggregate original principal balance of $45.5 million.  The maturity dates of the replacement loans are June 9, 2013.  On August 17, 2010, Behringer Harvard Opportunity REIT I transferred ownership of a property securing a loan with an outstanding balance of $18 million to the lender pursuant to a deed-in-lieu of foreclosure.  On November 15, 2010, Behringer Harvard Opportunity REIT I’s loans related to the Chase Park Plaza Hotel and Chase — The Private Residences matured, and agreements were reached with the lender to extend the maturity to November 15, 2011.  In September 2011, the loan for Chase—The Private Residences was fully repaid through proceeds from condominium sales.  In November 2011, the loan associated with the Chase Park Plaza Hotel was refinanced with a new lender with a maturity date of December 9, 2014.  Effective February 13, 2011, Behringer Harvard Opportunity REIT I reached an agreement to extend the maturity date of its credit facility from February 13, 2011 to February 13, 2012.  The note payable related to Crossroads matured on June 30, 2011.  Behringer Harvard Opportunity REIT I entered into a forbearance agreement with the lender where the lender agreed not to institute any remedies under the loan agreement through August 14, 2011 contingent upon certain conditions, including a $100,000 principal paydown of the note which was made on July 8, 2011.  On October 4, 2011, Behringer Harvard Opportunity REIT I completed the sale of Crossroads to an unaffiliated third party and the net proceeds from the sale were paid to the lender in full satisfaction of the outstanding debt.  As of September 30, 2011, Behringer Harvard Opportunity REIT I, as the guarantor of the Tanglewood at Voss loan, the Frisco Square loans and the credit facility, did not meet the tangible net worth covenant, as defined in the respective guarantor agreements.  Behringer Harvard Opportunity REIT I is working with the lenders to waive the noncompliance.  However, there is no assurance that the lenders will agree to waive the events of noncompliance or to modify the covenant and may pursue their rights and remedies under the loan agreements, including declaring the indebtedness immediately due and payable, ceasing any funding of escrowed expenses, appointing a receiver and foreclosing on the properties.  Behringer Harvard Opportunity REIT I’s ability to continue as a going concern is dependent upon its ability to sell real estate investments, pay down debt as it matures if extensions or new financing are unavailable and to fund certain ongoing costs of the company and its development and operating properties.

As of September 30, 2011, Behringer Harvard Short-Term Opportunity Fund I was currently in default with respect to seven loans with an aggregate outstanding balance of $67.6 million.  Possession and control of the property related to one of the loans, which was nonrecourse to Behringer Harvard Short-Term Opportunity Fund I and had an outstanding balance of $9.4 million, was transferred to a receiver in October 2010, and on July 5, 2011, the company transferred ownership of the property to the lender pursuant to a foreclosure.  As of January 15, 2011, Behringer Harvard Short-Term Opportunity Fund I was in default on the property loan related to the Mockingbird Commons condominium project, which had an outstanding principal balance of $23.6 million at September 30, 2011.  The default under the loan agreement created a cross-default under an additional loan agreement with the same lender related to the Cassidy Ridge condominium project, which had an outstanding balance of $27.2 million at September 30, 2011.  Subsequently, on January 5, 2012, Behringer Harvard Short-Term Opportunity Fund I received notice from the lender demanding immediate payment of the entire outstanding principal balance and all accrued but unpaid interest on both loans.  In addition to the deeds of trust securing the Mockingbird Commons and Cassidy Ridge condominiums, Behringer Harvard Short-Term Opportunity Fund I has guaranteed full repayment of the obligations under these loan agreements.  As a result of the demand for immediate payment, Behringer Harvard Short-Term Opportunity Fund I would have to evaluate all available alternatives, including transferring legal possession of the properties to the lender.  As of January 23, 2011, Behringer Harvard Short-Term Opportunity Fund I was in default on the property loan related to 5050 Quorum, which had an outstanding principal balance of $10 million at September 30, 2011.  Behringer Harvard Short-Term Opportunity Fund I received notice from the lender on March 30, 2011 demanding immediate payment of the outstanding principal and all accrued interest, which the borrower did not pay.  The lender notified Behringer Harvard Short-Term Opportunity Fund I that the property would be foreclosed upon on August 2, 2011.  However, the property was not placed into foreclosure on that date and Behringer Harvard Short-Term Opportunity Fund I subsequently sold the property in December 2011 with the proceeds used to fully satisfy the existing debt on the property.  For the loans in default described above, Behringer Harvard Short-Term Opportunity Fund I is currently in negotiations with the respective lenders to obtain a waiver of the default, modify or extend the loan agreements.  As of September 30, 2011, the conditions and events described above raise substantial doubt as to the ability of Behringer Harvard Short-Term Opportunity Fund I to continue as a going concern through the next twelve months.

In July 2010, Behringer Harvard Strategic Opportunity Fund I, with its joint venture partner Behringer Harvard Strategic Opportunity Fund II, successfully negotiated an extension of the maturity date of the $9 million property loan in the development known as Three Two Three Tahoe secured by the development to June 2012.  In June 2011, the lender sent notification that based upon a June 2011appraisal, the lender required a $3.9 million paydown to meet the loan to value covenant ratio as required by the loan.  The principal paydown was not made and in July 2011, and Behringer Harvard Strategic Opportunity Fund I received notification from the lender that the loan was in default.  On September 30, 2011, the lender filed a notice of default and election to sell under the deed of trust.  Behringer Harvard Strategic Opportunity Fund I is in discussions with the lender to restructure the debt.  There is no assurance that it will be able to restructure the loan, which could result in foreclosure or transfer of ownership of the property to the lender.  In May 2010, Behringer Harvard Strategic Opportunity Fund I also completed a pay down of $2.2 million on the loan secured by the Hotel Palomar Los Angeles—Westwood, resulting in an outstanding loan balance of $61.1 million, and obtained an extension of the maturity date of the property loan to May 2011.  The loan has subsequently been extended to May 2012.  On December 15, 2011, Behringer Harvard Strategic Opportunity Fund I did not make the debt service payment due for its Lakeway Hotel property.  On December 23, 2011, the lender sent a demand letter.  Behringer Harvard Strategic Opportunity Fund I is working with the lender to modify the loan.  However, there is no assurance that the lender will agree to modify the loan.  In the event that the lender demands immediate payment of the entire loan balance, Behringer Harvard Strategic Opportunity Fund I would have to consider all available alternatives, including transferring legal possession of the property to the lender.

In January 2010, in order to obtain loan extensions on existing debt, Behringer Harvard Strategic Opportunity Fund II cross-collateralized the Overschiestraat portfolio loan with the Lindeveste portfolio, resulting in an aggregate combined loan balance of approximately $25.6 million (based on dollar/Euro exchange rates on June 30, 2010) at June 30, 2010, and extended the maturity date of the loan to December 2012.  In April 2009, Behringer Harvard Strategic Opportunity Fund II extended the maturity date for the McKinney land loan in the amount of approximately $4 million to April 2012, and in November 2009, Behringer Harvard Strategic Opportunity Fund II extended the maturity date for the Hawk’s Cay property loan in the amount of $101.8 million to April 2011.  The loan has subsequently been extended to April 2012.

Behringer Harvard sponsored programs are in discussions with the lenders on loans in default and any other loans that may be considered “at risk” by these programs to sell the properties, restructure the debt or purchase or pay off the debt at a discount.  However, there is no assurance that the programs will be able to sell the properties, restructure the debt or purchase or pay off the debt at a discount, which could result in foreclosure or a transfer of ownership of the properties to the lenders.

Sponsor Activities.    Behringer Harvard Holdings has also, voluntarily and in circumstances where a short term need for liquidity has been deemed by it to be advisable, provided loans to certain Behringer Harvard sponsored investment programs and certain of their affiliates, including Behringer Harvard Short-Term Opportunity Fund I, Behringer Harvard Strategic Opportunity Fund I, and Behringer Harvard Strategic Opportunity Fund II.  For these three programs, the outstanding principal balance of these loans as of September 30, 2011 was approximately $12 million (net of the loan forgiveness described below), $11.4 million, and $13.2 million, respectively.  On December 31, 2009 and 2010, Behringer Harvard Holdings forgave approximately $15 million and $2.8 million, respectively, of principal loans and all interest thereon owed by Behringer Harvard Short-Term Opportunity Fund I, which was accounted for as a capital contribution by its general partners.  In 2011, Behringer Harvard Holdings also provided a loan of up to $2.5 million to Behringer Harvard Opportunity REIT I.  The current balance on the loan to Behringer Harvard Opportunity REIT I is $1.5 million.  In September 2011, Behringer Harvard Opportunity REIT I leased approximately 14,500 rentable square feet at Bent Tree Green to Behringer Harvard REIT I.  Behringer Harvard Holdings has also leased vacant space at certain of its TIC Programs discussed below.  The results of operations and distributions from Behringer Harvard Short-Term Opportunity Fund I shown in the Prior Performance Tables would have been lower without such arrangements.  There is no assurance that Behringer Harvard Holdings or its affiliated entities will engage in such activities with respect to its sponsored investment programs in the future.

Co-Investor Arrangements.    Behringer Harvard Holdings sponsored private offerings from 2003 through 2005 for eight single asset co-investment arrangements structured as tenant-in-common programs (“TIC Programs”).  Behringer Harvard Strategic Opportunity Fund I sponsored one TIC Program.  As of December 31, 2008, Behringer Harvard REIT I had acquired all TIC interests where it had been the largest TIC owner in four TIC Programs and remains the largest tenant-in-common investor in two TIC Programs.  Behringer Harvard Strategic Opportunity Fund I owns a tenant-in-common interest in the one TIC Program it sponsored, and the remaining TIC Program is owned by tenant-in-common investors with a small interest owned by Behringer Harvard Holdings.  The remaining TIC Program sold its property in 2008.

Investors in five of the TIC Programs received a positive total return on their investment including investors in one TIC Program who received a total return above what was projected in its private placement offering memorandum.  In general, the economic crisis has adversely affected the operating performance of the remaining four TIC Programs.

One of the TIC Programs, Firestone Upper West Side Apartments, has a master lease arrangement between Behringer Harvard Holdings, as master tenant, and the tenant in common owners, as landlord, whereby Behringer Harvard Holdings makes distribution payments at a set rate to the tenant in common owners after the payment of taxes, insurance and debt service payments.  Beginning in August 2010, Behringer Harvard Holdings ceased making payments to the tenant in common owners.  Behringer Harvard Holdings and the tenant in common owners are currently pursuing a sale of the asset to a third party; however, if a sale is not consummated, the parties will pursue a restructuring of the master lease arrangement.

Another TIC Program, Beau Terre Office Park (“Beau Terre”), substantially underperformed relative to projections which were based on representations made by the seller and its agents related to its operating expenses and revenues that Behringer Harvard Holdings believes to be false.  Behringer Harvard Holdings reached settlement in December 2010 in a lawsuit with the former on-site property manager.  The tenant-in-common investors received substantial settlement consideration and were no longer party to the suit at its ultimate conclusion.  As of June 30, 2011, the Beau Terre mortgage loan was in default.  In October 2010, the loan servicer for the loan brought a foreclosure action against the property.  Behringer Harvard Holdings, on behalf of the owners of Beau Terre, was in discussions with the lender on this loan to potentially restructure the debt.  However, after lengthy discussions, the lender decided to foreclose on the property and the property was transferred to the lender on September 28, 2011.

The mortgage loan on the St. Louis Place TIC Program matured in July 2011 and is currently in default.  Behringer Harvard TIC Management Services LP, the St. Louis Place property and asset manager, is in discussions with the lender to restructure this loan.  There is no assurance that this loan will be restructured, which could result in foreclosure or transfer of ownership of the property to the lender.

Several Behringer Harvard sponsored investment programs have made portfolio investments under co-investment arrangements, generally as partnerships.  Certain of these co-investors have threatened claims against these investment programs and their sponsor where current economic conditions have resulted in these investments underperforming expectations.  Other than as to Behringer Harvard Opportunity REIT I, which has been sued by a co-investor in one such circumstance, none of these threats have resulted in lawsuits.  While there is not believed to be any merit in this lawsuit or any of the threats, the defense and any settlement of these claims may negatively impact returns to the investors in these investment programs.